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FORM 5                                                     OMB APPROVAL
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                                                  OMB Number           3235-0362
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 1.0
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[X]  Form 3 Holdings Reported
[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

              COMPAGNIE GENERALE DES COMMUNICATIONS (COGECOM) S.A.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                               6, Place d'Alleray
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                                    (Street)

                          75505 Paris Cedex 15 France
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                            NTL INCORPORATED (NLI)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                      N/A
________________________________________________________________________________
4.   Statement for Month/Year

     12/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

                                                                          (Over)
                                                                 SEC 2270 (7/97)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                 2.                                                                                       Deriv-    of
                 Conver-                    5.                                 7.                         ative     Deriv-   11.
                 sion                       Number of                          Title and Amount           Secur-    ative    Nature
                 or                         Derivative    6.                   of Underlying     8.       ities     Secur-   of
                 Exer-                      Securities    Date                 Securities        Price    Bene-     ity:     In-
                 cise      3.               Acquired (A)  Exercisable and      (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price     Trans-   4.      or Disposed   Expiration Date      ----------------  Deriv-   Owned     (D) or   Bene-
1.               of        action   Trans-  of (D)        (Month/Day/Year)               Amount  ative    at End    In-      ficial
Title of         Deriv-    Date     action  (Instr. 3,    ----------------               or      Secur-   of        direct   Owner-
Derivative       ative     (Month/  Code    4 and 5)      Date     Expira-               Number  ity      Year      (I)      ship
Security         Secur-    Day/     (Instr. ------------  Exer-    tion                  of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity       Year)    8)      (A)      (D)  cisable  Date        Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative    11.962982 06/30/00 J4(1)   9,191.17      Anytime  08/13/19(3) Common    109,954 (1)      9,191.17  D
Participating    Shares                                                        Stock,
Convertible      of C/S                                                        Par Value
Preferred Stock, Per Share                                                     $0.01 Per
Series F         of Series F                                                   Share
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative    12.446418 06/30/00 J4(2)   8,180.56      Anytime  05/30/20(3) Common    101,819 (2)      8,180.56  D
Participating    Shares                                                        Stock,
Convertible      of C/S                                                        Par Value
Preferred Stock, Per Share                                                     $0.01 Per
Series B-1       of Series B-1                                                 Share
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative    11.815289 10/02/00 J4(1)   9,300.31      Anytime  08/13/19(3) Common    109,886 (1)      9,300.11  D
Participating    Shares                                                        Stock,
Convertible      of C/S                                                        Par Value
Preferred Stock, Per Share                                                     $0.01 Per
Series G         of Series G                                                   Share
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative    12.292744 10/02/00 J4(2)   23,847.14     Anytime  05/30/20(3) Common    293,147 (2)      23,847.14 D
Participating    Shares                                                        Stock,
Convertible      of C/S                                                        Par Value
Preferred Stock, Per Share                                                     $0.01 Per
Series B-2       of Series B-2                                                 Share
====================================================================================================================================

Explanation of Responses:
    (1) The Issuer issued to COGECOM these shares as a quarterly dividend with respect to the shares of 5% Cumulative Participating Convertible Preferred Stock, Series A that were purchased by COGECOM from the Issuer on 8/13/99.
    (2) The Issuer issued to COGECOM these shares as a quarterly dividend with respect to the shares of 5% Cumulative Participating Convertible Preferred Stock, Series B that were purchased by COGECOM from the Issuer on 5/30/00.
    (3) Mandatory redemption date if securities have not been previously redeemed or converted.

**     Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations.                                                    /s/ Pierre Hilaire                 February 20, 2001
Note:  File three copies of this form, one of which must be manually signed.   -------------------------------    -----------------
       If space provided is insufficient, see Instruction 6 for procedure.     **Signature of Reporting Person
                                                                                 on behalf of COGECOM S.A.
                                                                                 Name:  Pierre Hilaire
                                                                                 Title: Chairman of the Board
                                                                                        of Directors

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 2270 (7/97)

                            Joint Filer Information
                            -----------------------


Name:         France Telecom S.A.
Address:      6, place d'Alleray
              75505 Paris Cedex 15 France

Designated
Filer:        Compagnie Generale des Communications (COGECOM) S.A.
              (COGECOM is a wholly owned subsidiary of France Telecom)

Issuer Name &
Ticker
Symbol:       NTL Incorporated (NLI)

Statement for
Month/Year:        12/00

Signature:    /s/ Jean-Louis Vinciguerra                    February 20, 2001
          -----------------------------------               -----------------
              On behalf of FRANCE TELECOM                        Date
              Name: Jean-Louis Vinciguerra
              Title: Senior Executive Vice President